Exhibit 99.1

Golden Star hosts an analyst and investor site visit

TORONTO, Nov. 10, 2017 /CNW/ - Golden Star Resources (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is hosting an analyst and investor visit to its two mines in Ghana on November 10 and 11, 2017.

During these two days, the group will visit the Company's two high grade underground mines (Wassa Underground and Prestea Underground) and the two open pit operations (Wassa Main Pit and the Prestea Open Pits).  The group will also be given a series of technical presentations, which will cover all aspects of the Company's operations including its exploration program.

The technical presentations are available on the Company's website at: http://www.gsr.com/investors/events-and-presentations/default.aspx

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE American, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in the fourth quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of US$780-860 per ounce.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/November2017/10/c2379.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:02e 10-NOV-17